SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q1 2023

•	Enclosure: Interim Report Q1 2023

1

STOCK EXCHANGE RELEASE 20 April 2023

Nokia Corporation

Interim report

20 April 2023 at 08:00 EEST

Nokia Corporation Financial Report for Q1 2023

Strong net sales growth; outlook unchanged

•	Net sales grew 9% y-o-y in constant currency (10% reported).

•	Enterprise net sales grew 62% y-o-y in constant currency (65% reported).

•	Comparable gross margin declined 300bps y-o-y to 37,7% (reported -310bps to 37,5%), due to regional mix and a lower contribution from Nokia Technologies partly related to a license option exercised in Q4 2022.

•	Comparable operating margin declined y-o-y by 270bps to 8,2%, due to the above mentioned factors impacting gross margin along with a significant swing in venture fund contribution, somewhat offset by disciplined cost control.

•	Reported operating margin increased 70bps y-o-y to 7,3%. In addition to the above factors, the margin increased due to a provision recognized in the prior year compared to a partial reversal this year along with a divestment related gain.

•	Comparable diluted EPS of EUR 0,06; reported diluted EPS of EUR 0,05.

•	Free cash flow negative EUR 0,1bn, net cash balance of EUR 4,3bn.

•	2023 outlook unchanged in constant currency. Full year net sales outlook applying 31 March 2023 exchange rates is EUR 24.6bn to 26.2bn. Comparable operating margin guidance remains 11.5% to 14.0%.

This is a summary of the Nokia Corporation Financial Report for Q1 2023 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q1 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete report with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q1 2023 RESULTS

We started this year with the unveiling of a renewed corporate strategy and refreshed brand. This reflects who we are today - a B2B technology innovation leader unleashing the exponential potential of networks. Q1 also saw the launch of our new industry-leading optical networking platform PSE-6s and AirScale Habrok, our latest 5G massive MIMO radios powered by a new generation of ReefShark chipsets. Both products are designed to help our customers achieve more with lower power consumption, supporting our intent to develop ESG into a competitive advantage.

Financially we delivered a solid start to 2023 with Q1 net sales growing 9% in constant currency. Our comparable operating margin was 8.2%, a decline of 270bps year-on-year, which was primarily due to expected greater seasonality in Mobile Networks’ profitability, a lower contribution from Nokia Technologies in the quarter and a negative impact from venture fund investments.

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STOCK EXCHANGE RELEASE 20 April 2023

Network Infrastructure had another great quarter with 13% constant currency net sales growth and continued operating margin expansion. We saw particular strength in Optical Networks and good growth in both IP Networks and Submarine Networks. Mobile Networks net sales grew 13% as 5G deployments in India ramped up, more than offsetting a slowdown in North America spending. As we expected, we are seeing greater seasonality between the first and second half of the year in terms of profitability for Mobile Networks.

Cloud and Network Services achieved net sales growth of 3% in constant currency, but profitability was impacted by product mix. Nokia Technologies net sales declined 22% in the quarter, which was largely due to a long-term license which is no longer contributing after an option was exercised in Q4 2022. We remain confident Nokia Technologies will return to an annual run-rate of EUR 1.4-1.5bn of net sales.

We maintained our strong momentum in Enterprise with 62% net sales growth in constant currency. We continue to make good progress in both webscale and private wireless and we expect to see strong double-digit growth for the full year.

One of our strategic pillars is to actively manage our portfolio to secure a leading position in all segments where we decide to compete. To support that goal, we have signed agreements to divest part of our Radio Frequency Systems business and our VitalQIP business. In addition, we recently agreed to the sale of our stake in the joint venture TD Tech, subject to closing conditions.

Looking forward, we are starting to see some signs of the economic environment impacting customer spending. Given the ongoing need to invest in 5G and fiber, we see this primarily as a question of timing; nevertheless we will maintain our cost discipline to ensure we can successfully navigate this uncertainty. We remain on track to deliver another year of growth in 2023 so our outlook is unchanged with the expectation that profitability in the second half of the year will be stronger than the first half.

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STOCK EXCHANGE RELEASE 20 April 2023

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1'23	Q1'22	YoY change		Constant currency YoY change
Reported results
Net sales	5 859	5 348	10%		9%
Gross margin %	37,5%	40,6%	(310	)bps
Research and development expenses	(1 108)	(1 072)	3%
Selling, general and administrative expenses	(729)	(675)	8%
Operating profit	426	354	20%
Operating margin %	7,3%	6,6%	70	bps
Profit for the period	289	219	32%
EPS, diluted	0,05	0,04	25%
Net cash and interest-bearing financial investments	4 304	4 904	(12)%
Comparable results
Net sales	5 859	5 348	10%		9%
Gross margin %	37,7%	40,7%	(300	)bps
Research and development expenses	(1 093)	(1 052)	4%
Selling, general and administrative expenses	(642)	(581)	10%
Operating profit	479	583	(18)%
Operating margin %	8,2%	10,9%	(270	)bps
Profit for the period	342	416	(18)%
EPS, diluted	0,06	0,07	(14)%
ROIC[1]	15,8%	19,5%	(370	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Performance measures section in Nokia Corporation Financial Report for Q1 2023 for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22
Net sales	2 248	1 974	2 567	2 268	760	736	242	306	48	76
YoY change	14%		13%		3%		(21)%		(37)%
Constant currency YoY change	13%		13%		3%		(22)%		(38)%
Gross margin %	38,0%	34,7%	33,8%	39,8%	32,8%	38,6%	100,0%	99,7%	(12,5)%	2,6%
Operating profit/(loss)	344	195	137	171	(20)	20	149	220	(131)	(23)
Operating margin %	15,3%	9,9%	5,3%	7,5%	(2,6)%	2,7%	61,6%	71,9%	(272,9)%	(30,3)%

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 4 April 2023, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.12 per share to be paid in respect of financial year 2022. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 20 April 2023, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is on 25 April 2023 and the dividend will be paid on 4 May 2023. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

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STOCK EXCHANGE RELEASE 20 April 2023

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.09 per share.

Share buyback program

In February 2022, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The second EUR 300 million phase of the share buyback program started in January 2023 and it will end at the latest by 21 December 2023. Under this phase, Nokia has by 31 March 2023 repurchased 19 019 000 of its own shares at an average price per share of approximately EUR 4.41.

OUTLOOK

Full Year 2023
Net sales[1]	EUR 24.6 billion to EUR 26.2 billion[1] (2 to 8% growth in constant currency)
Comparable operating margin[2]	11.5 to 14.0%
Free cash flow[2]	20 to 50% conversion from comparable operating profit

1Assuming the rate 1 EUR = 1.09 USD as of 31 March 2023 continues for the remainder of 2023 along with actual Q1 foreign exchange rates (adjusted from prior 1.07 USD rate as of 31 December 2022). Assuming the year-end 2022 exchange rate the net sales outlook would continue to be EUR 24.9bn to EUR 26.5bn.

2 Please refer to Performance measures section in Nokia Corporation Financial Report for Q1 2023 for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook. The comments for relative growth by business group are provided to give a reference on how we expect each to perform relative to the overall group.

	2023 total addressable market (update)		Nokia business group assumptions
	Size (EUR bn)[1]	Constant currency growth	Net sales growth	Operating margin
Network Infrastructure[2]	47 (update)	4%	In-line to below group	11.0 to 14.0%
Mobile Networks[3]	51 (update)	4% (update)	Faster than group	7.0 to 10.0%
Cloud and Network Services	28 (update)	3% (update)	In-line to below group	5.5 to 8.5%

1 Total addressable market forecasts assume the rate 1 EUR = 1.09 USD as of 31 March 2023 continues for the remainder of 2023 along with actual Q1 foreign exchange rates. The addressable market is excluding Russia and Belarus.

2 Excluding Submarine Networks.

3 Excluding China.

Nokia provides the following approximate outlook assumptions for additional items concerning 2023:

	Full year 2023	Comment
Nokia Technologies operating profit	Largely stable	Assuming closure of outstanding litigation / renewal discussions we expect largely stable operating profit in Nokia Technologies in 2023. Nokia currently assumes free cash flow slightly greater than operating profit in Nokia Technologies.
Group Common and Other operating profit	Negative EUR 350-400 million (update)	This includes central function costs largely stable at below EUR 200 million and an increase in investment in long-term research now above EUR 100 million. This line also accounts for Radio Frequency Systems (RFS) and could be impacted by any positive or negative revaluations in Nokia's venture funds in 2023.
Comparable financial income and expenses	EUR 0 million	As interest rates have increased we now expect financial income and expenses to be approximately balanced.
Comparable income tax rate	~25%	Following the re-recognition of deferred tax assets at the end of 2022 we now provide an assumption based on a % tax rate instead of an absolute amount.
Cash outflows related to income taxes	EUR 700 million	Cash outflows related to income taxes are expected to increase due to mandatory capitalization of R&D costs under U.S. tax laws as well as evolving regional mix.
Capital Expenditures	EUR 700 million (update)

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STOCK EXCHANGE RELEASE 20 April 2023

LONG-TERM TARGETS

Nokia's long-term targets remain unchanged from those introduced with its Q4 2021 financial results. The targets had an associated timeline of 3-5 years which remains unchanged and implies by 2024-2026. These targets remain intended to show Nokia's ambition to deliver continuous improvement in the business over the time period.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 14%
Free cash flow[1]	55 to 85% conversion from comparable operating profit

[1] Please refer to Performance measures section in Nokia Corporation Financial Report for Q1 2023 for a full explanation of how these terms are defined.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;

•	Potential economic impact and disruption of global pandemics;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new, renewed and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;

•	The outcomes of on-going and potential disputes and litigation;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;

•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this release, and our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors.

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STOCK EXCHANGE RELEASE 20 April 2023

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

•	Nokia's webcast will begin on 20 April 2023 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.

•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.

•	A link to the webcast will be available at www.nokia.com/financials.

•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR 2023

•	Nokia plans to publish its second quarter and half year 2023 results on 20 July 2023.

•	Nokia plans to publish its third quarter and January-September 2023 results on 19 October 2023.

About Nokia

At Nokia, we create technology that helps the world act together.

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STOCK EXCHANGE RELEASE 20 April 2023

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

NOKIA

Interim Report for Q1 2023

Strong net sales growth; outlook unchanged

- Net sales grew 9% y-o-y in constant currency (10% reported).
- Enterprise net sales grew 62% y-o-y in constant currency (65% reported).
- Comparable gross margin declined 300bps y-o-y to 37.7% (reported -310bps to 37.5%), due to regional mix and a lower contribution from Nokia Technologies partly related to a license option exercised in Q4 2022.
- Comparable operating margin declined y-o-y by 270bps to 8.2%, due to the above mentioned factors impacting gross margin along with a significant swing in venture fund contribution, somewhat offset by disciplined cost control.
- Reported operating margin increased 70bps y-o-y to 7.3%. In addition to the above factors, the margin increased due to a provision recognized in the prior year compared to a partial reversal this year along with a divestment related gain.
- Comparable diluted EPS of EUR 0.06; reported diluted EPS of EUR 0.05.
- Free cash flow negative EUR 0.1bn, net cash balance of EUR 4.3bn.
- 2023 outlook unchanged in constant currency. Full year net sales outlook applying 31 March 2023 exchange rates is EUR 24.6bn to 26.2bn. Comparable operating margin guidance remains 11.5% to 14.0%.

EUR million (except for EPS in EUR)	Q1'23	Q1'22	YoY change	Constant currency YoY change
Reported results				
Net sales	**5 859**	5 348	10%	9%
Gross margin %	**37.5%**	40.6%	(310)bps	
Research and development expenses	**(1 108)**	(1 072)	3%	
Selling, general and administrative expenses	**(729)**	(675)	8%	
Operating profit	**426**	354	20%	
Operating margin %	**7.3%**	6.6%	70bps	
Profit for the period	**289**	219	32%	
EPS, diluted	**0.05**	0.04	25%	
Net cash and interest-bearing financial investments	**4 304**	4 904	(12)%	
Comparable results				
Net sales	**5 859**	5 348	10%	9%
Gross margin %	**37.7%**	40.7%	(300)bps	
Research and development expenses	**(1 093)**	(1 052)	4%	
Selling, general and administrative expenses	**(642)**	(581)	10%	
Operating profit	**479**	583	(18)%	
Operating margin %	**8.2%**	10.9%	(270)bps	
Profit for the period	**342**	416	(18)%	
EPS, diluted	**0.06**	0.07	(14)%	
ROIC[1]	**15.8%**	19.5%	(370)bps	

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Performance measures section in this report for details.

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22	Q1'23	Q1'22
Net sales	**2 248**	1 974	**2 567**	2 268	**760**	736	**242**	306	**48**	76
YoY change	**14%**		**13%**		**3%**		**(21)%**		**(37)%**	
Constant currency YoY change	**13%**		**13%**		**3%**		**(22)%**		**(38)%**	
Gross margin %	**38.0%**	34.7%	**33.8%**	39.8%	**32.8%**	38.6%	**100.0%**	99.7%	**(12.5)%**	2.6%
Operating profit/(loss)	**344**	195	**137**	171	**(20)**	20	**149**	220	**(131)**	(23)
Operating margin %	**15.3%**	9.9%	**5.3%**	7.5%	**(2.6)%**	2.7%	**61.6%**	71.9%	**(272.9)%**	(30.3)%

20 April 2023 1

We started this year with the unveiling of a renewed corporate strategy and refreshed brand. This reflects who we are today - a B2B technology innovation leader unleashing the exponential potential of networks. Q1 also saw the launch of our new industry-leading optical networking platform PSE-6s and AirScale Habrok, our latest 5G massive MIMO radios powered by a new generation of ReefShark chipsets. Both products are designed to help our customers achieve more with lower power consumption, supporting our intent to develop ESG into a competitive advantage. Financially we delivered a solid start to 2023 with Q1 net sales growing 9% in constant currency. Our comparable operating margin was 8.2%, a decline of 270bps year-on-year, which was primarily due to expected greater seasonality in Mobile Networks’ profitability, a lower contribution from Nokia Technologies in the quarter and a negative impact from venture fund investments. Network Infrastructure had another great quarter with 13% constant currency net sales growth and continued operating margin expansion. We saw particular strength in Optical Networks and good growth in both IP Networks and Submarine Networks. Mobile Networks net sales grew 13% as 5G deployments in India ramped up, more than offsetting a slowdown in North America spending. As we expected, we are seeing greater seasonality between the first and second half of the year in terms of profitability for Mobile Networks. Cloud and Network Services achieved net sales growth of 3% in constant currency, but profitability was impacted by product mix. Nokia Technologies net sales declined 22% in the quarter, which was largely due to a long-term license which is no longer contributing after an option was exercised in Q4 2022. We remain confident Nokia Technologies will return to an annual run-rate of EUR 1.4-1.5bn of net sales. We maintained our strong momentum in Enterprise with 62% net sales growth in constant currency. We continue to make good progress in both webscale and private wireless and we expect to see strong double-digit growth for the full year. One of our strategic pillars is to actively manage our portfolio to secure a leading position in all segments where we decide to compete. To support that goal, we have signed agreements to divest part of our Radio Frequency Systems business and our VitalQIP business. In addition, we recently agreed to the sale of our stake in the joint venture TD Tech, subject to closing conditions. Looking forward, we are starting to see some signs of the economic environment impacting customer spending. Given the ongoing need to invest in 5G and fiber, we see this primarily as a question of timing; nevertheless we will maintain our cost discipline to ensure we can successfully navigate this uncertainty. We remain on track to deliver another year of growth in 2023 so our outlook is unchanged with the expectation that profitability in the second half of the year will be stronger than the first half. Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 4 April 2023, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.12 per share to be paid in respect of financial year 2022. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 20 April 2023, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is on 25 April 2023 and the dividend will be paid on 4 May 2023. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.09 per share. Share buyback program In February 2022, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The second EUR 300 million phase of the share buyback program started in January 2023 and it will end at the latest by 21 December 2023. Under this phase, Nokia has by 31 March 2023 repurchased 19 019 000 of its own shares at an average price per share of approximately EUR 4.41. Capital management policy On 2 March 2023, Nokia updated its capital management policy with a focus on sustaining investment grade rating and improving shareholder returns consistent with the performance of the business. Nokia now targets to maintain a net cash position in the range of 10-15% of net sales to ensure it can continue to invest in the necessary R&D to maintain and further improve its technology leadership, fund working capital requirements in support of the company’s growth ambitions and to maintain some flexibility for bolt-on acquisitions. Nokia’s previous target in terms of cash management was to maintain a total cash position equivalent to at least 30% of net sales. 20 April 2023 2

Outlook

	Full Year 2023
Net sales[1]	EUR 24.6 billion to EUR 26.2 billion[1] (2 to 8% growth in constant currency)
Comparable operating margin[2]	11.5 to 14.0%
Free cash flow[2]	20 to 50% conversion from comparable operating profit

[1]Assuming the rate 1 EUR = 1.09 USD as of 31 March 2023 continues for the remainder of 2023 along with actual Q1 foreign exchange rates (adjusted from prior 1.07 USD rate as of 31 December 2022). Assuming the year-end 2022 exchange rate the net sales outlook would continue to be EUR 24.9bn to EUR 26.5bn.
[2]Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook. The comments for relative growth by business group are provided to give a reference on how we expect each to perform relative to the overall group.

	2023 total addressable market (update)		Nokia business group assumptions	
	Size (EUR bn)[1]	Constant currency growth	Net sales growth	Operating margin
Network Infrastructure[2]	47 (update)	4%	In-line to below group	11.0 to 14.0%
Mobile Networks[3]	51 (update)	4% (update)	Faster than group	7.0 to 10.0%
Cloud and Network Services	28 (update)	3% (update)	In-line to below group	5.5 to 8.5%

[1] Total addressable market forecasts assume the rate 1 EUR = 1.09 USD as of 31 March 2023 continues for the remainder of 2023 along with actual Q1 foreign exchange rates. The addressable market is excluding Russia and Belarus.
[2] Excluding Submarine Networks.
[3] Excluding China.

Nokia provides the following approximate outlook assumptions for additional items concerning 2023:

	Full year 2023	Comment
Nokia Technologies operating profit	Largely stable	Assuming closure of outstanding litigation / renewal discussions we expect largely stable operating profit in Nokia Technologies in 2023. Nokia currently assumes free cash flow slightly greater than operating profit in Nokia Technologies.
Group Common and Other operating profit	Negative EUR 350-400 million (update)	This includes central function costs largely stable at below EUR 200 million and an increase in investment in long-term research now above EUR 100 million. This line also accounts for Radio Frequency Systems (RFS) and could be impacted by any positive or negative revaluations in Nokia's venture funds in 2023.
Comparable financial income and expenses	EUR 0 million	As interest rates have increased we now expect financial income and expenses to be approximately balanced.
Comparable income tax rate	~25%	Following the re-recognition of deferred tax assets at the end of 2022 we now provide an assumption based on a % tax rate instead of an absolute amount.
Cash outflows related to income taxes	EUR 700 million	Cash outflows related to income taxes are expected to increase due to mandatory capitalization of R&D costs under U.S. tax laws as well as evolving regional mix.
Capital Expenditures	EUR 700 million (update)	

Long-term targets

Nokia's long-term targets remain unchanged from those introduced with its Q4 2021 financial results. The targets had an associated timeline of 3-5 years which remains unchanged and implies by 2024-2026. These targets remain intended to show Nokia's ambition to deliver continuous improvement in the business over the time period.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 14%
Free cash flow[1]	55 to 85% conversion from comparable operating profit

[1]Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

20 April 2023 3

Financial Results Q1 2023 compared to Q1 2022 Net sales In Q1 2023, reported net sales increased 10%, benefiting slightly from foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, Nokia's net sales increased 9% with growth across all business groups except Nokia Technologies. Network Infrastructure and Mobile Networks both grew at double-digit rates, with Network Infrastructure increasing 13%, led by Optical Networks and IP Networks, and Mobile Networks increasing 13% reflecting the continued ramp of 5G in India. Cloud and Network Services increased 3%, while Nokia Technologies declined 22% due in part to the option exercised in Q4 2022 by a long-term licensee. Gross margin Reported gross margin decreased 310 basis points to 37.5% in Q1 2023 and comparable gross margin decreased 300 basis points to 37.7%. Gross margin performance reflected the negative impact of regional mix in Mobile Networks, as well as lower net sales in Nokia Technologies and lower gross margin in Cloud and Network Services. Network Infrastructure gross margin increased strongly, in part due to positive mix shift within businesses. Operating profit and margin Reported operating profit in Q1 2023 was EUR 426 million, or 7.3% of net sales, up from 6.6% in the year-ago quarter. Comparable operating profit decreased to EUR 479 million, while comparable operating margin was 8.2%, down from 10.9% in the year-ago quarter. Higher overall gross profit in Q1 2023 was more than offset by higher operating expenses and a net negative fluctuation in other operating income and expenses, related to the impact from Nokia's venture fund investments partly offset by hedging. Operating expenses increased at a slower rate than net sales, reflecting disciplined cost control but with absolute operating expenses increasing primarily due to inflation. Additionally, operating profit benefited year-on-year from lower variable pay accruals. Nokia's venture fund investments generated a loss of approximately EUR 30 million in Q1 2023 compared to a benefit of approximately EUR 40 million in Q1 2022. The impact of hedging in Q1 2023 was positive EUR 10 million, compared to a negative impact of EUR 5 million in Q1 2022. In Q1 2023, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, the partial reversal of provision associated with a country exit that was made in Q1 2022, restructuring and associated charges and the divestment of a business. In Q1 2022, the difference between reported and comparable operating profit was primarily related to costs associated with a country exit, the amortization of acquired intangible assets, and restructuring and associated charges. Profit for the period Reported net profit in Q1 2023 was EUR 289 million, compared to EUR 219 million in Q1 2022. Comparable net profit in Q1 2023 was EUR 342 million, compared to EUR 416 million in Q1 2022. The decline in comparable net profit reflects the lower comparable operating profit and higher income tax expenses, related to unrecognized deferred tax assets in Finland in Q1 2022. These were somewhat offset by a net positive fluctuation in financial income and expenses which was primarily driven by higher interest income related to higher interest rates, as well as a net positive fluctuation in the share of results of associates and joint ventures. Apart from the items impacting comparability included in operating profit (and their associated tax effects), there were no significant items impacting comparability between reported and comparable net profit in Q1 2023. In Q1 2022, the difference between reported and comparable net profit was related to a loss allowance on customer financing loan. Earnings per share Reported diluted EPS was EUR 0.05 in Q1 2023, compared to EUR 0.04 in Q1 2022. Comparable diluted EPS was EUR 0.06 in Q1 2023 compared to EUR 0.07 in Q1 2022. Comparable return on Invested Capital (ROIC) Q1 2023 comparable ROIC was 15.8%, compared to 19.5% in Q1 2022. The decrease reflected higher average invested capital for the rolling four quarters, partly offset by higher operating profit after tax for the rolling four quarters. The higher average invested capital reflected growth in average total equity, partially offset by a decrease in average total interest-bearing liabilities, while average total cash and interest-bearing financial investments were flat. Cash performance During Q1 2023, net cash decreased EUR 463 million, resulting in an end-of-quarter net cash balance of EUR 4.3 billion. Total cash decreased EUR 630 million sequentially to EUR 8.6 billion. Free cash flow was negative EUR 147 million in Q1 2023. Additional topics Portfolio Management In December 2022, RFS and Amphenol entered into an agreement for RFS to sell the North American cable and global base station antenna business to Amphenol. The deal is expected to close in Q2 2023, subject to satisfying certain standard closing conditions. In addition, RFS is streamlining its offering over the first half of 2023 to concentrate on providing premium cable solutions to European and Asian cable markets while also ramping down some other parts of its business. As part of our portfolio rebalancing efforts within Cloud and Network Services we have sold our VitalQIP business to Cygna Labs. Financial terms of the transaction remain confidential. Additionally, we are working on exiting TD Tech, a legacy joint venture founded in 2004 to build 3G systems for the China market. TD Tech’s business has pivoted into handsets, modems, and other devices and there are no operational linkages or activities between TD Tech and Nokia. TD Tech does not fit Nokia’s strategic focus as a B2B technology innovation leader. Therefore, Nokia has entered into an agreement to sell its share in the company to New East New Materials. The closing is subject to conditions including a pre-emption right of the joint venture partner and the sale will only take place if and when these conditions are met which could yet take some time. 20 April 2023 4

NOKIA

Segment Details

Network Infrastructure

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Net sales	2 248	1 974	14%	13%
- IP Networks	781	678	15%	13%
- Optical Networks	533	363	47%	45%
- Fixed Networks	650	671	(3)%	(5)%
- Submarine Networks	285	262	9%	11%
Gross profit	855	684	25%	
Gross margin %	38.0%	34.7%	330bps	
Operating profit	344	195	76%	
Operating margin %	15.3%	9.9%	540bps	

Network Infrastructure **net sales** grew strongly again in the first quarter with 14% growth on a reported basis and 13% on a constant currency basis. Growth rates are expected to slow in the coming quarters as Q1 has benefited from some catch up as supply chains normalized and comparisons become more challenging.

IP Networks net sales grew 13% on a constant currency basis, primarily reflecting strength in North America (with particular strength in enterprise), Asia Pacific along with India. In Q1 2023, shipments of the new FP5-based IP Routing products continued to ramp. We currently have 50 contracts and expect a gradual transition to the new platform in the coming years.

Optical Networks net sales grew 45% on a constant currency basis showing continued strong momentum and customer engagement in our PSE-V solutions. In the quarter we also launched our latest generation PSE-6s products which are due to start shipping later in the year. Growth was driven primarily by India, Europe and North America in the quarter.

Fixed Networks net sales declined 5% on a constant currency basis against a tough year-ago comparison. Regionally, net sales grew in India, Middle East & Africa, Asia Pacific and Europe. Net sales in North America declined, as continued growth in fiber deployments were offset by a slowdown in fixed wireless access which remains sensitive to a small number of customers.

Submarine Networks net sales grew 11% on a constant currency basis, as webscale-driven project deployments continued to drive growth.

Gross margin increased strongly year-on-year primarily due to positive mix shift and lower indirect cost of sales such as logistics costs compared to the year-ago period.

Operating profit and operating margin improved strongly year-on-year as the gross margin expansion was only partly offset by higher operating expenses (which grew slower than sales). Operating profit was also positively impacted by hedging and the change in loss allowances on certain trade receivables, both recorded in other operating income and expenses.

Mobile Networks

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Net sales	2 567	2 268	13%	13%
Gross profit	867	902	(4)%	
Gross margin %	33.8%	39.8%	(600)bps	
Operating profit	137	171	(20)%	
Operating margin %	5.3%	7.5%	(220)bps	

In Q1 2023, Mobile Networks **net sales** grew 13% on a reported and constant currency basis.

The quarter was driven by the continued ramp-up in 5G deployments in India which grew substantially and we gained meaningful market share. Mobile Networks also grew in Europe where we continued to gain market share amidst a largely stable spending environment, as well as in Middle East & Africa. North America declined as customer spending returned to a more normal pattern in 2023 (compared to first-half weighted spending seen in 2022), combined with customer inventory depletion in the quarter. We also saw some declines in Asia Pacific and in Greater China related to the phasing of 5G deployments.

The decline in **gross margin** in the first quarter was primarily related to regional mix along with some small currency impact. We expect gross margin will remain under pressure in the first half of the year before then improving in the second half.

Operating margin declined year-on-year in Q1 2023 due to regional mix impacting gross margin although was somewhat offset by volume impact and disciplined cost control. On an absolute basis, **operating profit** was impacted by lower gross profit and a relatively small increase in operating expenses. There was also a positive impact in the quarter from hedging. Additionally, operating profit benefited year-on-year from lower variable pay accruals.

20 April 2023 5

Cloud and Network Services

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Net sales	**760**	736	3%	*3%*
Gross profit	**249**	284	(12)%	
Gross margin %	**32.8%**	38.6%	(580)bps	
Operating profit/(loss)	**(20)**	20	(200)%	
Operating margin %	**(2.6)%**	2.7%	(530)bps	

Cloud and Network Services **net sales** grew 3% on a reported and constant currency basis. From a product perspective, there was growth in Enterprise Solutions which was driven by ongoing momentum in campus wireless. Core Networks also grew while Business Applications and Cloud and Cognitive Services declined.

From a regional perspective, on a constant currency basis Cloud and Network Services saw strong growth in Europe, North America and Middle East & Africa offsetting declines in Asia Pacific along with some small movements in other regions.

Gross margin declined, as we saw a shift from software sales towards lower margin hardware sales in the quarter, despite the overall increase in net sales.

Operating margin declined year-on-year as the lower gross profit combined with increased SG&A and R&D expenses, which reflected inflation and continued investment to strengthen leadership in campus wireless. As we progress with portfolio rebalancing in Cloud and Network Services, we also remain focused on carefully managing the cost base of the business. Operating profit was helped by a small contribution from hedging.

Nokia Technologies

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Net sales	**242**	306	(21)%	*(22)%*
Gross profit	**242**	305	(21)%	
Gross margin %	**100.0%**	99.7%	30bps	
Operating profit	**149**	220	(32)%	
Operating margin %	**61.6%**	71.9%	(1 030)bps	

Nokia Technologies **net sales** declined 21% on a reported basis and 22% on a constant currency basis. The decline was attributable to three factors. First, a long-term licensee exercised an option in Q4 2022 which led to all outstanding revenue being recognized in the quarter and hence is no longer benefiting net sales in 2023. Second, there was lower net sales from a smartphone vendor whose market share has meaningfully declined and finally a lower contribution from brand licensing in the quarter. Beyond these three factors licensing net sales were essentially stable also accounting for the renewed agreement with Samsung.

Nokia remains in litigation/renewal situations regarding two license agreements that ended during 2021. Nokia will continue to prioritize protecting the value of its portfolio over achieving specific timelines. Nokia continues to expect to return to an annual run-rate of EUR 1.4-1.5bn of revenue as we work through the smartphone license renewal cycle and continue to grow in new focus areas such as automotive, consumer electronics, IoT and multimedia.

Operating margin declined year-on-year reflecting the decline in net sales and a small increase in operating expenses.

Group Common and Other

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Net sales	**48**	76	(37)%	*(38)%*
Gross profit/(loss)	**(6)**	2		
Gross margin %	**(12.5)%**	2.6%	(1 510)bps	
Operating profit/(loss)	**(131)**	(23)		
Operating margin %	**(272.9)%**	(30.3)%	(24 260)bps	

Group Common and Other **net sales** decreased 37% on a reported basis and 38% on a constant currency basis related to Radio Frequency Systems.

The decrease in **operating result** was primarily driven by losses from Nokia's venture fund investments as well as higher operating expenses. Venture fund losses were approximately EUR 30 million in Q1 2023, balanced between foreign exchange fluctuations and revaluations, compared to gains of approximately EUR 40 million in Q1 2022.

20 April 2023 6

Net sales by region

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Asia Pacific	**578**	634	(9)%	*(7)%*
Europe	**1 473**	1 399	5%	*5%*
Greater China	**336**	392	(14)%	*(12)%*
India	**853**	200	327%	*325%*
Latin America	**232**	226	3%	*1%*
Middle East & Africa	**436**	409	7%	*7%*
North America	**1 666**	1 826	(9)%	*(12)%*
Submarine Networks[1]	**285**	262	9%	*11%*
Total	**5 859**	5 348	10%	*9%*

[1]Nokia provides net sales for the Submarine Networks business separately from the rest of the Group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations. The commentary is based on regions excluding Submarine Networks, given the nature of that business leads to significant regional volatility between periods.

The net sales performance in **Asia Pacific** reflected declines in both Mobile Networks and Cloud and Network Services, particularly in Japan, partly offset by broader growth in Network Infrastructure.

Europe net sales were negatively impacted by Nokia Technologies (which is entirely reported in Europe), due in part to the option exercised in Q4 2022 by a long-term licensee. Excluding Nokia Technologies, net sales in Europe increased at a double-digit rate driven by growth across all business groups.

Within **Greater China**, net sales decreased due to Mobile Networks.

The strong growth in net sales in **India** was related to Mobile Networks, as 5G deployments continued to ramp in Q1 2023. Network Infrastructure also saw strong growth driven by Optical Networks, IP Networks and Fixed Networks.

Net sales in **Latin America** were stable, as slight growth in Network Infrastructure was mostly offset by Mobile Networks and Cloud and Network Services.

Middle East & Africa growth was driven by all business groups.

The double-digit decline in **North America** reflected lower net sales in Mobile Networks as customer spending returned to a more normal pattern in 2023 (compared to first-half biased spending in 2022), combined with some customer inventory depletion seen in the quarter. This was somewhat offset by growth in Cloud and Network Services and Network Infrastructure.

Net sales by customer type

EUR million	Q1'23	Q1'22	YoY change	Constant currency YoY change
Communications service providers (CSP)	**4 725**	4 373	8%	*7%*
Enterprise	**566**	343	65%	*62%*
Licensees	**242**	306	(21)%	*(22)%*
Other[1]	**327**	325	1%	*2%*
Total	**5 859**	5 348	10%	*9%*

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from enterprise customers and communications service providers.

Continued strong demand from CSPs drove solid net sales growth of 7% in constant currency in Q1 2023.

Growth in Enterprise net sales once again accelerated in Q1 2023, increasing 62% in constant currency, as we continued to execute on our strong order book. Growth was particularly strong in webscale where sales more than doubled in the quarter. Private wireless continued to grow strongly double-digit and now has more than 595 customers. Customer engagement also remains positive as we added 73 new Enterprise customers in the quarter.

Refer to the Nokia Technologies section of this report for a discussion on net sales to Licensees.

The growth in 'Other' net sales relates to growth in Submarine Networks partially offset by RFS.

20 April 2023 7

Q1 2023 to Q1 2022 bridge for net sales and operating profit

EUR million	Q1'23	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q1'22
Net sales	**5 859**	470	41	—	5 348
Operating profit	**426**	(112)	8	176	354
Operating margin %	**7.3%**				6.6%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales benefited strongly from improvements from an operational standpoint, and, to a lesser extent, foreign exchange rate fluctuations. Operating profit saw a negative impact from an operational standpoint, a slight positive impact from foreign exchange rate fluctuations, as well as a positive impact from items affecting comparability as further described below. The slight positive impact to operating profit seen from foreign exchange rate fluctuations is a combination of an underlying negative impact to operating profit related to our mix of currency exposures, which was more than offset by our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q1'23	Q1'22	YoY change
Reported operating profit	**426**	354	20%
Amortization of acquired intangible assets	**89**	100	
Costs associated with country exit	**(35)**	104	
Restructuring and associated charges	**28**	30	
Divestment of businesses	**(26)**	—	
Impairment and write-off of assets, net of reversals	**(2)**	(5)	
Comparable operating profit	**479**	583	(18)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q1 2023 the main adjustments related to the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition, the partial reversal of a provision associated with a country exit that was made in Q1 2022, restructuring charges mainly related to the ongoing restructuring program (discussed later in this interim report) and the divestment of a business.

20 April 2023

8

Cash and cash flow in Q1 2023

EUR billion



Operating
Investing
Financing
4.77
0.75
(0.10)
(0.41)
(0.14)
(0.02)
(0.23)
0.02
(0.11)
(0.08)
(0.07)
(0.07)
(0.01)
4.30
Q4'22 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Other investing cash inflow
Dividend
Acquisition of treasury shares
Lease payments
FX impact on net cash
Other
Q1'23 net cash

EUR million, at end of period	Q1'23	Q4'22	QoQ change
Total cash and interest-bearing financial investments	8 614	9 244	(7)%
Net cash and interest-bearing financial investments[1]	4 304	4 767	(10)%

[1]Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report.

Free cash flow

During Q1 2023, Nokia's free cash flow was negative EUR 147 million, as operating profit was more than offset by cash outflows related to net working capital, as well as capital expenditures, restructuring and income taxes.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 745 million.
- Approximately EUR 100 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 410 million, as follows:
  - The decrease in receivables was approximately EUR 30 million.
  - The increase in inventories was approximately EUR 70 million, as we continue to build inventory related to ongoing 5G deployments in India.
  - The decrease in liabilities was approximately EUR 370 million, primarily related to a decrease in accounts payable, partly offset by an increase in contract liabilities as well as an increase in accruals for 2023 performance-related employee variable pay.
- An outflow related to cash taxes of approximately EUR 140 million.
- An outflow related to net interest of approximately EUR 20 million.

Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 230 million and a net cash outflow from other non-current financial investments of approximately EUR 10 million, partly offset by net cash inflows related to the disposal of businesses of approximately EUR 20 million and related to the sale of assets of approximately EUR 10 million.

Net cash used in financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 110 million, the acquisition of treasury shares of approximately EUR 80 million and lease payments of approximately EUR 70 million.

Change in total cash and net cash

In Q1 2023, the approximately EUR 170 million difference between the change in total cash and net cash was primarily due to the issuance and repurchase of debt in the quarter, as well as changes in the carrying amounts of certain issued bonds, as a result of interest and foreign exchange rate fluctuations. In Q1 2023, Nokia issued approximately EUR 0.5 billion of new bonds, and purchased, through a tender offer, approximately EUR 0.7 billion of certain bonds.

Foreign exchange rates had an approximately EUR 70 million negative impact on net cash.

20 April 2023

9

Sustainability Our strategy and focus areas At Nokia, we create technology that helps the world act together. Connectivity and digitalization can play a critical role in helping to solve many of the world’s greatest challenges. In February 2023 Nokia’s refreshed corporate strategy was presented at Mobile World Congress (MWC). One of the six corporate strategy pillars is to develop ESG into a competitive advantage by leveraging our technology and portfolio strengths to maximize our positive impact on other industries, society, and the world around us. In March Nokia published its 2022 People and Planet sustainability report outlining its performance relating to the company’s Environmental, Social and Governance (ESG) strategy. The ESG strategy consists of the following five focus areas: Environment, Industrial digitalization, Security and privacy, Bridging the digital divide, and Responsible business. Environment The environment pillar of Nokia’s ESG strategy covers climate and circularity activities. In the first quarter of 2023 we started to track and quantify impacts affecting natural capital, including bio- and geodiversity, across our value chain and published our first Biodiversity / Geodiversity position paper. Other Q1 2023 achievements in environment included recognition as a member of the 2023 Clean200™ which lists the 200 publicly quoted companies who are deemed at the forefront of the energy transition and put sustainability at the heart of their products, services, business models and investments. We were also included in CDP’s Supplier Engagement Rating Leadership Board reserved for companies with the highest rating for supplier engagement on climate change. During MWC, we announced the launch of Habrok, our latest generation of cutting-edge AirScale massive MIMO radios for mobile operator and enterprise networks. They are optimized to deliver best-in-class capacity and network performance offering higher energy efficiency by using 30 percent less energy. Industrial Digitalization The handprint impact of Nokia’s industrial digitalization technology on many enterprise and industrial sectors in their decarbonization and productivity journey is an important pillar of Nokia’s ESG strategy. In March 2023, we announced that we will be providing private wireless connectivity, network edge equipment and analytics to support The Ocean Cleanup’s plastic harvesting operations in the Great Pacific Garbage Patch. According to UNESCO, plastic waste makes up 80% of all marine pollution and around 8 to 10 million metric tons of plastic end up in the ocean each year. 5G, private wireless, edge compute, sensors, AI-based analytics, drones and other advanced technologies will play an increasingly critical role in supporting the conservation and sustainability of our natural environment by providing immediate up-to-date and constant information on the status of the environment, whether on land or in the sea. Working with The Ocean Cleanup provides the opportunity to explore that role further. At MWC we also announced advances to Mission-Critical Industrial Edge (MXIE) capabilities. MXIE will leverage the high-performance Dell PowerEdge server family to support the ever-growing industry digitalization needs. MXIE will also be offered as a Hardware-as-a-Service model, reducing CAPEX requirements to allow enterprises to digitalize operations and evolve towards asset-light ways to productivity improvements and eventual decarbonization in their operations. Security and privacy We continued the execution of our product security transformation program with a focus on delivering on regulatory and customer requirements, and supply chain security. Nokia’s end-to-end security lab in Dallas is now fully operational and has hosted multiple customer visits. We celebrated the global Data Privacy Day 2023 on 28 January by launching our “Privacy is Everyone’s Business” campaign to increase internal awareness and understanding. We continue to work towards having our Binding Corporate Rules application approved by the regulator in Finland by year end. Bridging the digital divide In January 2023 Nokia announced a partnership with UNICEF to help bridge the digital divide and provide a digital education and coding program in Senegal. The principal targeted beneficiaries are more than 100 teachers and 10 000 middle school students in underserved areas. The scope of work includes specific training sessions on digital skills, as well as upgrading equipment and connectivity. The Senegal program is one component of our partnership with UNICEF and is another step in our target to reach 1.5 million people using Nokia technology for social digitalization projects, digital skills and connecting the unconnected. Responsible business In March 2023 we were awarded for the sixth time a Platinum EcoVadis Medal. This places Nokia among the top one percent of companies assessed by EcoVadis, with high scores for environment and sustainable procurement. The EcoVadis score is an independent review of our documented management systems across the ESG portfolio and is requested by key customers. In March we were also certified as a ‘Nasdaq ESG Transparency Partner’ for our engagement in market transparency and in raising environmental standards. In March 2023 we were once again named by Ethisphere as one of the World’s Most Ethical Companies® and were one of only two winners in the telecommunications industry and the only Finnish company to be honored. In 2023, 135 honorees were recognized spanning 19 countries and 46 industries. In the 2023 Bloomberg Gender Equality Index, Nokia achieved a Bloomberg GEI overall score of 83.03 percent — the company’s highest score so far and considerably higher than the technology industry’s average score of 72.36 percent. In March 2023 the Finnish Foundation for Share Promotion — which recognizes Finnish companies that nurture and advance inclusion and diversity in the workplace — awarded Nokia as the 2023 Promotor of Diversity . Other strategic ESG development In early 2023, Nokia launched a Sustainable Finance Framework that underscores the importance of ESG to its business and financing structure. We successfully completed an inaugural 500 million Euro sustainability-linked bond. In February 2023 Nokia was included in Sustainalytics 2023 Top-Rated ESG Companies List. Morningstar Sustainalytics, is a leading firm in ESG research and data serving institutional investors and corporations. 20 April 2023 10

NOKIA

Additional information

Cost Savings Program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets, the pace of restructuring has been slower than we initially planned. The overall size of the plan, however, remains unchanged and continues to depend on the evolution of our end markets, consistent with our commentary when we announced the plan.

We continue to expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by the end of 2023.

We continue to expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

In EUR million, rounded to the nearest EUR 50 million	Actual		Expected amounts for		
	2021	2022	2023	Beyond 2023	Total amount
Recurring gross cost savings	150	250	100	100	600
- cost of sales	*50*	*100*	*50*	*50*	*250*
- operating expenses	*100*	*150*	*50*	*50*	*350*
Restructuring and associated charges related to our most recent cost savings program	250	150	150		500-600
Restructuring and associated cash outflows[1]	350	300	300	150	1 050-1 150

[1]Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by business group

In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300-350
Network Infrastructure	~100
Cloud and Network Services	100-150
Total restructuring and associated charges	500-600

Significant events

January – March 2023

On 25 January 2023, Nokia announced it had appointed Esa Niinimäki as Chief Legal Officer and member of the Group Leadership Team. Niinimäki has worked at Nokia for more than 15 years where he has held multiple positions, most recently Interim Chief Legal Officer.

On 9 February 2023, Nokia announced it commenced an offer to purchase the outstanding EUR 750 million 2.00% notes due 15 March 2024 (the "2024 Notes"), EUR 500 million 2.375% notes due 15 May 2025 (the "2025 Notes") and EUR 750 million 2.00% notes due 11 March 2026 (the "2026 Notes"), up to a maximum cash consideration of EUR 700 million (the "Tender Offer"). The purpose of the Tender Offer is to manage the overall indebtedness of Nokia and to extend Nokia's debt maturity profile in an efficient manner.

Nokia accepted tenders for EUR 372 million (49.66% of the nominal amount) of the 2024 Notes, EUR 208 million (41.57% of the nominal amount) of the 2025 Notes and EUR 120 million (15.96% of the nominal amount) of the 2026 Notes. The Tender Offer was settled on 21 February 2023.

On 21 February 2023, Nokia issued EUR 500 million 4.375% sustainability-linked Notes due August 2031 under its 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes are intended to fund the Tender Offer and for general corporate purposes.

On 2 March 2023, Nokia informed it had updated its capital management policy with a focus on sustaining investment grade rating and improving shareholder returns consistent with the performance of the business. Nokia now targets to maintain a net cash position in the range of 10-15% of net sales. Nokia intends to maintain a net cash position around this level to ensure it can continue to invest in the necessary R&D to maintain and further improve its technology leadership, fund working capital requirements in support of the company's growth ambitions and to maintain some flexibility for bolt-on acquisitions. Nokia's previous target in terms of cash management was to maintain a total cash position equivalent to at least 30% of net sales.

After March 2023

On 4 April 2023, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 108 000 shareholders representing approximately 3.2 billion shares and votes were represented at the meeting. Among others, the following resolutions were made:

- The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2022.
- The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to decide on the distribution of an aggregate maximum of EUR 0.12 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. The Board will resolve separately on the amount and timing of each distribution. The authorization is valid until the opening of the next AGM.
- Sari Baldauf, Thomas Dannenfeldt, Lisa Hook, Jeanette Horan, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Timo Ahopelto and Elizabeth Crain as new members of the Board for the same

20 April 2023 11

term. In its assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board and Søren Skou as Vice Chair of the Board. ▪ The annual fees of the Board members were increased by EUR 15 000 except for the Board Chair. ▪ The remuneration Report of the company's governing bodies was supported in an advisory vote. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2024 with Authorized Public Accountant Marika Nevalainen as the auditor in charge. ▪ The Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 3 October 2024 and they terminated the corresponding authorizations granted by the AGM on 5 April 2022. Shares The total number of Nokia shares on 31 March 2023, equaled 5 632 297 576. On 31 March 2023, Nokia and its subsidiary companies held 63 940 253 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 20 April 2023 12

Financial statement information

Consolidated income statement (condensed)

		Reported		Comparable	
EUR million	**Note**	**Q1'23**	**Q1'22**	**Q1'23**	**Q1'22**
Net sales	2, 3	**5 859**	**5 348**	**5 859**	**5 348**
Cost of sales		(3 664)	(3 179)	(3 653)	(3 171)
Gross profit	2	**2 196**	**2 169**	**2 207**	**2 176**
Research and development expenses		(1 108)	(1 072)	(1 093)	(1 052)
Selling, general and administrative expenses		(729)	(675)	(642)	(581)
Other operating income and expenses		68	(68)	7	39
Operating profit	2	**426**	**354**	**479**	**583**
Share of results of associates and joint ventures		(6)	(26)	(6)	(26)
Financial income and expenses		(19)	(72)	(9)	(40)
Profit before tax		**401**	**256**	**464**	**516**
Income tax expense	5	(111)	(79)	(122)	(101)
Profit from continuing operations		**290**	**177**	**342**	**416**
(Loss)/profit from discontinued operations		(1)	42	—	—
Profit for the period		**289**	**219**	**342**	**416**
Attributable to					
Equity holders of the parent		279	212	332	409
Non-controlling interests		10	7	10	7
Earnings per share attributable to equity holders of the parent					
Basic earnings per share, EUR					
Continuing operations		0.05	0.03	0.06	0.07
Profit for the period		0.05	0.04	0.06	0.07
Average number of shares ('000 shares)		5 578 005	5 634 737	5 578 005	5 634 737
Diluted earnings per share, EUR					
Continuing operations		0.05	0.03	0.06	0.07
Profit for the period		0.05	0.04	0.06	0.07
Average number of shares ('000 shares)		5 648 995	5 705 948	5 648 995	5 705 948

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

20 April 2023 13

Consolidated statement of comprehensive income (condensed) EUR million Reported Q1'23 Q1'22 Profit for the period 289 219 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 79 263 Income tax related to items that will not be reclassified to profit or loss (19) (74) Items that may be reclassified subsequently to profit or loss Translation differences (281) 338 Net investment hedges 75 (72) Cash flow and other hedges 1 18 Financial assets at fair value through other comprehensive income (23) (5) Other changes, net (3) (1) Income tax related to items that may be reclassified subsequently to profit or loss (14) — Other comprehensive (loss)/income, net of tax (185) 467 Total comprehensive income for the period 104 686 Attributable to: Equity holders of the parent 95 678 Non-controlling interests 9 8 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 20 April 2023 14

Consolidated statement of financial position (condensed)

EUR million	Note	31 March 2023	31 March 2022	31 December 2022
ASSETS				
Goodwill		5 588	5 508	5 667
Other intangible assets		1 235	1 534	1 263
Property, plant and equipment		1 992	1 912	2 015
Right-of-use assets		926	950	929
Investments in associated companies and joint ventures		187	217	199
Non-current interest-bearing financial investments	6	898	493	697
Other non-current financial investments	6	794	852	828
Deferred tax assets	5	3 757	1 195	3 834
Other non-current financial assets	6	268	298	252
Defined benefit pension assets	4	6 816	7 818	6 754
Other non-current receivables		257	279	239
Non-current assets		**22 718**	**21 055**	**22 677**
Inventories		3 299	2 636	3 265
Trade receivables	6	5 298	4 855	5 549
Contract assets		1 229	1 123	1 203
Other current receivables		940	1 076	934
Current income tax assets		201	273	153
Other current financial and firm commitment assets	6	572	479	615
Current interest-bearing financial investments	6	2 889	2 685	3 080
Cash and cash equivalents	6	4 827	6 341	5 467
Current assets		**19 255**	**19 470**	**20 266**
Total assets		**41 973**	**40 525**	**42 943**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		544	421	503
Treasury shares		(433)	(399)	(352)
Translation differences		(52)	(132)	169
Fair value and other reserves		3 946	4 421	3 905
Reserve for invested unrestricted equity		15 486	15 742	15 487
Retained earnings/(accumulated deficit)		1 538	(2 327)	1 375
Total capital and reserves attributable to equity holders of the parent		**21 275**	**17 973**	**21 333**
Non-controlling interests		100	110	93
Total equity		**21 375**	**18 083**	**21 426**
Long-term interest-bearing liabilities	6, 7	3 704	4 489	4 249
Long-term lease liabilities		856	877	858
Deferred tax liabilities		338	288	332
Defined benefit pension and post-employment liabilities	4	2 465	3 106	2 459
Contract liabilities		131	294	120
Deferred revenue and other non-current liabilities		94	404	103
Provisions	8	578	625	622
Non-current liabilities		**8 167**	**10 084**	**8 743**
Short-term interest-bearing liabilities	6, 7	606	126	228
Short-term lease liabilities		176	195	184
Other financial and firm commitment liabilities	6	918	876	1 038
Current income tax liabilities		173	186	185
Trade payables	6	4 183	3 664	4 730
Contract liabilities		2 078	2 326	1 977
Deferred revenue and other current liabilities	6	3 622	4 036	3 619
Provisions	8	676	948	813
Current liabilities		**12 431**	**12 357**	**12 774**
Total shareholders' equity and liabilities		**41 973**	**40 525**	**42 943**
Shareholders' equity per share, EUR		3.82	3.19	3.82
Number of shares (1 000 shares, excluding treasury shares)		5 568 357	5 633 807	5 587 016

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

20 April 2023 15

Consolidated statement of cash flows (condensed) EUR million Q1'23 Q1'22 Cash flow from operating activities Profit for the period 289 219 Adjustments 456 409 Depreciation and amortization 266 274 Restructuring charges 19 16 Financial income and expenses 18 62 Income tax expense 112 76 Loss/(gain) from other non-current financial investments 29 (49) Other 12 30 Cash flows from operations before changes in net working capital 745 628 Change in net working capital (506) 80 Decrease in receivables 33 349 Increase in inventories (73) (212) Decrease in non-interest-bearing liabilities (466) (57) Cash flows from operations 239 708 Interest received 30 4 Interest paid (51) (56) Income taxes paid, net (135) (97) Net cash flows from operating activities 83 559 Cash flow from investing activities Purchase of property, plant and equipment and intangible assets (232) (189) Proceeds from sale of property, plant and equipment and intangible assets 14 1 Proceeds from disposal of businesses, net of disposed cash 22 — Purchase of interest-bearing financial investments (1 015) (700) Proceeds from maturities and sale of interest-bearing financial investments 1 013 98 Purchase of other non-current financial investments (16) (58) Proceeds from sale of other non-current financial investments 4 13 Foreign exchange hedging of cash and cash equivalents (22) (25) Other 5 (1) Net cash flows used in investing activities (227) (861) Cash flow from financing activities Acquisition of treasury shares (81) (47) Proceeds from long-term borrowings 495 5 Repayment of long-term borrowings (713) — Proceeds from short-term borrowings 14 8 Payment of principal portion of lease liabilities (67) (57) Dividends paid (112) — Net cash flows used in financing activities (464) (91) Translation differences (32) 43 Net decrease in cash and cash equivalents (640) (350) Cash and cash equivalents at beginning of period 5 467 6 691 Cash and cash equivalents at end of period 4 827 6 341 Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes. 20 April 2023 16

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings/ (accumulated deficit)	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2022	**246**	**454**	**(352)**	**(396)**	**4 219**	**15 726**	**(2 537)**	**17 360**	**102**	**17 462**
Profit for the period	—	—	—	—	—	—	212	212	7	219
Other comprehensive income	—	—	—	265	202	—	(1)	465	2	467
Total comprehensive income	**—**	**—**	**—**	**265**	**202**	**—**	**211**	**678**	**8**	**686**
Share-based payments	—	30	—	—	—	—	—	30	—	30
Acquisition of treasury shares[1]	—	—	(47)	—	—	(25)	—	(72)	—	(72)
Settlement of share-based payments	—	(63)	—	—	—	41	—	(22)	—	(22)
Total transactions with owners	**—**	**(33)**	**(47)**	**—**	**—**	**16**	**—**	**(65)**	**—**	**(65)**
31 March 2022	**246**	**421**	**(399)**	**(132)**	**4 421**	**15 742**	**(2 327)**	**17 973**	**110**	**18 083**
1 January 2023	**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the period	—	—	—	—	—	—	279	279	10	289
Other comprehensive income	—	—	—	(221)	41	—	(4)	(184)	(1)	(185)
Total comprehensive income	**—**	**—**	**—**	**(221)**	**41**	**—**	**275**	**95**	**9**	**104**
Share-based payments	—	43	—	—	—	—	—	43	—	43
Settlement of share-based payments	—	(2)	—	—	—	2	—	—	—	—
Acquisition of treasury shares[1]	—	—	(81)	—	—	(3)	—	(84)	—	(84)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividend	—	—	—	—	—	—	(112)	(112)	—	(112)
Total transactions with owners	**—**	**41**	**(81)**	**—**	**—**	**(1)**	**(112)**	**(153)**	**(2)**	**(155)**
31 March 2023	**246**	**544**	**(433)**	**(52)**	**3 946**	**15 486**	**1 538**	**21 275**	**100**	**21 375**

[1]Treasury shares are acquired as part of the share buyback program announced on 3 February 2022. Shares are repurchased using funds in the reserve for invested unrestricted equity. The shares repurchased in the first phase of the program between 14 February and 11 November 2022 were canceled on 8 December 2022. The second phase of the program started on 2 January 2023.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

20 April 2023

17

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2022 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2022. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 20 April 2023.

Net sales and operating profit of the Nokia Group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provides China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin's ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. If the contractual arrangement expires unexercised on 1 July 2023, Nokia will derecognize the financial liability and record non-controlling interest equal to its share of NSB's net assets with any difference recorded within shareholders' equity.

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q1'23		Q1'22		Q4'22	
	Net sales	**Total costs**	**Net sales**	**Total costs**	**Net sales**	**Total costs**
EUR	~25%	~25%	~25%	~30%	~25%	~25%
USD	~50%	~50%	~50%	~45%	~50%	~50%
INR	~5%	~5%	~0%	~5%	~5%	~5%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~15%	~15%	~20%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q1'23 balance sheet rate 1 EUR = 1.09 USD, end of Q1'22 balance sheet rate 1 EUR = 1.11 USD and end of Q4'22 balance sheet rate 1 EUR = 1.07 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2023, did not have a material impact on Nokia's consolidated financial statements, however, the amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2 related to disclosure of accounting policies are expected to affect the accounting policy disclosures in Nokia's annual consolidated financial statements for 2023. These amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and adding guidance to help entities determine when accounting policy information is material and, therefore, needs to be disclosed.

New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

20 April 2023 18

NOKIA

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 5, Segment Information, in the annual consolidated financial statements for 2022.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies, in the annual consolidated financial statements for 2022, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1, Basis of preparation, and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q1'23 **EUR million**	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 248**	**2 567**	**760**	**242**	**48**	**(6)**	**5 859**
of which to other segments	1	2	—	0	3	(6)	—
Gross profit/(loss)	**855**	**867**	**249**	**242**	**(6)**	**(11)**	**2 196**
Gross margin %	*38.0%*	*33.8%*	*32.8%*	*100.0%*	*(12.5)%*		*37.5%*
Research and development expenses	(318)	(535)	(151)	(57)	(32)	(16)	(1 108)
Selling, general and administrative expenses	(206)	(210)	(130)	(33)	(63)	(87)	(729)
Other operating income and expenses	13	14	13	(3)	(29)	61	68
Operating profit/(loss)	**344**	**137**	**(20)**	**149**	**(131)**	**(53)**	**426**
Operating margin %	*15.3%*	*5.3%*	*(2.6)%*	*61.6%*	*(272.9)%*		*7.3%*
Share of results of associates and joint ventures	—	(18)	1	11	—	—	(6)
Financial income and expenses							(19)
Profit before tax							**401**
Depreciation and amortization	*(55)*	*(88)*	*(23)*	*(10)*	*(1)*	*(89)*	*(266)*

[1]Includes IP Networks net sales of EUR 781 million, Optical Networks net sales of EUR 533 million, Fixed Networks net sales of EUR 650 million and Submarine Networks net sales of EUR 285 million.

Q1'22 **EUR million**	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 974**	**2 268**	**736**	**306**	**76**	**(12)**	**5 348**
of which to other segments	1	3	1	3	5	(12)	—
Gross profit	**684**	**902**	**284**	**305**	**2**	**(7)**	**2 169**
Gross margin %	*34.7%*	*39.8%*	*38.6%*	*99.7%*	*2.6%*		*40.6%*
Research and development expenses	(302)	(530)	(138)	(54)	(27)	(20)	(1 072)
Selling, general and administrative expenses	(182)	(199)	(124)	(30)	(46)	(94)	(675)
Other operating income and expenses	(4)	(2)	(1)	(1)	48	(107)	(68)
Operating profit/(loss)	**195**	**171**	**20**	**220**	**(23)**	**(228)**	**354**
Operating margin %	*9.9%*	*7.5%*	*2.7%*	*71.9%*	*(30.3)%*		*6.6%*
Share of results of associates and joint ventures	—	(27)	1	(1)	—	—	(26)
Financial income and expenses							(72)
Profit before tax							**256**
Depreciation and amortization	*(53)*	*(85)*	*(22)*	*(8)*	*(6)*	*(100)*	*(274)*

[1]Includes IP Networks net sales of EUR 678 million, Optical Networks net sales of EUR 363 million, Fixed Networks net sales of EUR 671 million and Submarine Networks net sales of EUR 262 million.

Material reconciling items between operating profit for the Group and total segment operating profit

EUR million	Q1'23	Q1'22
Operating profit for the Group	**426**	**354**
Amortization of acquired intangible assets	89	100
Costs associated with country exit	(35)	104
Restructuring and associated charges	28	30
Divestment of businesses	(26)	—
Impairment and write-off of assets, net of reversals	(2)	(5)
Total segment operating profit	**479**	**583**

20 April 2023

19

3. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker also reviews net sales by customer type disclosed below.

Each reportable segment, as described in Note 2, Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Net sales by region

EUR million	Q1'23	Q1'22	YoY change
Asia Pacific	578	634	(9)%
Europe	1 473	1 399	5%
Greater China	336	392	(14)%
India	853	200	327%
Latin America	232	226	3%
Middle East & Africa	436	409	7%
North America	1 666	1 826	(9)%
Submarine Networks[1]	285	262	9%
Total	5 859	5 348	10%

[1]Nokia provides net sales for the Submarine Networks business separately from the rest of the Group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

Net sales by customer type

EUR million	Q1'23	Q1'22	YoY change
Communications service providers (CSP)	4 725	4 373	8%
Enterprise	566	343	65%
Licensees	242	306	(21)%
Other[1]	327	325	1%
Total	5 859	5 348	10%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

20 April 2023 20

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 96% of its defined benefit obligations and 98% of the plan assets at 31 March 2023. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 31 March 2023, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2022): US Pension 4.58% (4.86%), US OPEB 4.60% (4.87%), Germany 3.58% (3.70%) and UK 4.72% (4.76%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 4 379 million, or 123.9%, at 31 December 2022 to EUR 4 441 million, or 124.6%, at 31 March 2023. During the quarter the global defined benefit plan asset portfolio was invested approximately 71% in fixed income, 5% in equities and 24% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	31 March 2023			31 March 2022			31 December 2022		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**5 273**	**(978)**	**4 295**	**5 588**	**(1 256)**	**4 332**	**5 588**	**(1 256)**	**4 332**
Recognized in income statement	18	(12)	6	(20)	(8)	(28)	(69)	(32)	(101)
Recognized in other comprehensive income	96	(17)	79	144	119	263	(694)	270	(424)
Contributions and benefits paid	60	3	63	53	(1)	52	177	9	186
Exchange differences and other movements[2]	(108)	16	(92)	117	(24)	93	271	31	302
Net asset/(liability) recognized at the end of the period	**5 339**	**(988)**	**4 351**	**5 882**	**(1 170)**	**4 712**	**5 273**	**(978)**	**4 295**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	**31 March 2023**	**31 December 2022**	**30 September 2022**	**30 June 2022**	**31 March 2022**
Defined benefit obligation	(18 054)	(18 312)	(19 522)	(20 029)	(21 120)
Fair value of plan assets	22 495	22 691	24 681	25 127	25 921
Funded status	**4 441**	**4 379**	**5 159**	**5 098**	**4 801**
Effect of asset ceiling	(90)	(84)	(121)	(104)	(89)
Net asset recognized at the end of the period	**4 351**	**4 295**	**5 038**	**4 994**	**4 712**

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 31 March 2023, Nokia has recognized deferred tax assets of EUR 3.8 billion (EUR 3.8 billion at 31 December 2022).

In addition, at 31 March 2023, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2022), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

20 April 2023 21

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to note 2, Significant accounting policies, and note 21, Fair value of financial instruments, in the annual consolidated financial statements for 2022.

31 March 2023

	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Other non-current financial investments	—	5	—	789	—	794	794
Other non-current financial assets	190	—	93	—	35	318	318
Non-current interest-bearing financial investments	898	—	—	—	—	898	866
Other current financial assets	288	—	—	—	35	323	323
Derivative assets	—	—	259	—	—	259	259
Trade receivables	—	—	—	—	5 298	5 298	5 298
Current interest-bearing financial investments	1 657	—	1 232	—	—	2 889	2 889
Cash and cash equivalents	3 665	—	1 162	—	—	4 827	4 827
Total financial assets	**6 698**	**5**	**2 746**	**789**	**5 368**	**15 606**	**15 574**
Long-term interest-bearing liabilities	3 704	—	—	—	—	3 704	3 683
Other long-term financial liabilities	—	—	—	46	—	46	46
Short-term interest-bearing liabilities	606	—	—	—	—	606	613
Other short-term financial liabilities	74	—	—	504	—	578	578
Derivative liabilities	—	—	381	—	—	381	381
Discounts without performance obligations	470	—	—	—	—	470	470
Trade payables	4 183	—	—	—	—	4 183	4 183
Total financial liabilities	**9 037**	**—**	**381**	**550**	**—**	**9 968**	**9 954**

31 December 2022

	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Other non-current financial investments	—	5	—	823	—	828	828
Other non-current financial assets	183	—	91	—	27	301	301
Non-current interest-bearing financial investments	697	—	—	—	—	697	659
Other current financial assets	296	—	—	—	36	332	332
Derivative assets	—	—	239	—	—	239	239
Trade receivables	—	—	—	—	5 549	5 549	5 549
Current interest-bearing financial investments	1 447	—	1 633	—	—	3 080	3 080
Cash and cash equivalents	4 176	—	1 291	—	—	5 467	5 467
Total financial assets	**6 799**	**5**	**3 254**	**823**	**5 612**	**16 493**	**16 455**
Long-term interest-bearing liabilities	4 249	—	—	—	—	4 249	4 230
Other long-term financial liabilities	—	—	—	48	—	48	48
Short-term interest-bearing liabilities	228	—	—	—	—	228	228
Other short-term financial liabilities	75	—	—	502	—	577	577
Derivative liabilities	—	—	496	—	—	496	496
Discounts without performance obligations	539	—	—	—	—	539	539
Trade payables	4 730	—	—	—	—	4 730	4 730
Total financial liabilities	**9 821**	**—**	**496**	**550**	**—**	**10 867**	**10 848**

[1]No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

20 April 2023 22

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at 31 December 2022	**823**	**(550)**
Net (losses)/gains in income statement	(36)	1
Additions	6	—
Deductions	(3)	—
Other movements	(1)	(1)
Balance at 31 March 2023	**789**	**(550)**

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 36 million (net gain of EUR 23 million in 2022) related to level 3 financial instruments held at 31 March 2023 was included in the profit and loss during 2023.

7. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	31 March 2023	31 March 2022	31 December 2022
Nokia Corporation	2.00% Senior Notes[1]	EUR	378	March 2024	366	752	736
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes[1]	EUR	292	May 2025	286	494	478
Nokia Corporation	2.00% Senior Notes[1]	EUR	630	March 2026	599	753	716
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	436	446	436
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	68	67	70
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	463	498	457
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	191	187	194
Nokia Corporation	4.375% Sustainability-linked Senior Notes[3]	EUR	500	August 2031	493	—	—
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	487	535	478
Nokia Corporation and various subsidiaries	Other liabilities				171	133	162
Total					**4 310**	**4 615**	**4 477**

[1]In February 2023 Nokia purchased in a tender offer EUR 372 million (49.66% of the nominal amount) of the notes due 15 March 2024, EUR 208 million (41.57% of the nominal amount) of the notes due 15 May 2025 and EUR 120 million (15.96% of the nominal amount) of the notes due 11 March 2026.
[2]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.
[3]In February 2023 Nokia issued EUR 500 million 4.375% sustainability-linked Notes due August 2031 under its 5 billion Euro Medium Term Note Programme.

Significant credit facilities and funding programs

				Utilized (million)		
Financing arrangement	Committed/ uncommitted	Currency	Nominal (million)	31 March 2023	31 March 2022	31 December 2022
Revolving Credit Facility[1]	Committed	EUR	1 500	—	—	—
Finnish Commercial Paper Programme	Uncommitted	EUR	750	—	—	—
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	—	—	—
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5000	2 300	2 500	2 500

[1]The sustainability-linked facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.
[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

20 April 2023 23

NOKIA

8. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Project losses	Other[1]	Total
At 1 January 2023	**193**	**221**	**253**	**207**	**561**	**1 435**
Charged to income statement						
Additions	*19*	*36*	*17*	*—*	*30*	*102*
Reversals	*—*	*(13)*	*(6)*	*—*	*(58)*	*(77)*
Total charged to income statement	19	23	11	—	(28)	25
Utilized during period[2]	(54)	(30)	(4)	(81)	(28)	(197)
Translation differences and other	(1)	—	(5)	1	(4)	(9)
At 31 March 2023	**157**	**214**	**255**	**127**	**501**	**1 254**
Non-current	**55**	**20**	**147**	**111**	**246**	**578**
Current	**102**	**194**	**108**	**16**	**255**	**676**

[1]Other provisions include provisions for various obligations such as costs associated with exiting the Russian market, indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.
[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 51 million remained in accrued expenses at 31 March 2023.

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 March 2023	31 March 2022	31 December 2022
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 212	1 283	1 238
Non-commercial guarantees	531	484	538
Corporate guarantees			
Commercial guarantees	497	463	504
Non-commercial guarantees	31	36	32
Financing commitments			
Customer finance commitments	17	20	26
Venture fund commitments	419	452	433

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2022:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed with prejudice. In 2022, this decision became final after Continental lost on appeal and reconsideration requests. Continental also brought breach of contract and FRAND-related claims against Nokia in 2021. In the beginning of 2023, Nokia's motion to dismiss was granted in part and denied in part, and the action is proceeding on the remaining claims at this time.

Oppo

In 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in several countries in Asia and Europe. Across these actions, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing invalidation actions against certain Nokia patents, a number of patent infringement actions against Nokia equipment in Germany, China and Finland and actions in China against Nokia relating to standard essential patent licensing issues. Nokia filed an additional case in Brazil and obtained a preliminary injunction. Nokia has had multiple patents confirmed as valid and infringed including in Germany, the Netherlands and the UK.

Vivo

In 2022, Nokia commenced patent infringement proceedings against Vivo in Germany and several countries in Asia. Vivo responded by filing a number of patent infringement actions against Nokia equipment in Germany and China. They also filed an action in China against Nokia relating to standard essential patent licensing issues. Nokia has had patents confirmed as infringed in Germany.

10. SUBSEQUENT EVENTS

On 7 April 2023, Nokia signed an agreement to sell its 51% ownership interest in TD Tech Holding Limited ("TD Tech"), a Hong Kong based joint venture, to New East New Materials for an estimated price of EUR 285 million. At 31 March 2023, the carrying value of TD Tech in the consolidated statement of financial position was EUR 70 million. The estimated gain on sale of EUR 215 million will be recorded in other operating income. The closing is subject to conditions including a pre-emption right of the joint venture partner and the sale will only take place if and when these conditions are met which could yet take some time.

20 April 2023 24

NOKIA

Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash flows from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of other non-current financial investments + proceeds from sale of other non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible and intangible assets, as well as non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

20 April 2023 25

NOKIA

Comparable to reported reconciliation

Q1'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 653)**	**(1 093)**	**(642)**	**7**	**479**	**(6)**	**(9)**	**(122)**	**342**
Amortization of acquired intangible assets	—	(13)	(76)	—	**(89)**	—	—	20	**(69)**
Costs associated with country exit	—	—	—	35	**35**	—	—	(7)	**28**
Restructuring and associated charges	(12)	(4)	(12)	(1)	**(28)**	—	—	4	**(24)**
Divestment of businesses	—	—	—	26	**26**	—	—	(5)	**21**
Impairment and write-off of assets, net of reversals	1	1	—	—	**2**	—	—	—	**2**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(10)	—	**(10)**
Items affecting comparability	(11)	(16)	(87)	61	**(53)**	—	(10)	11	**(52)**
Reported	**(3 664)**	**(1 108)**	**(729)**	**68**	**426**	**(6)**	**(19)**	**(111)**	**290**

Q1'22

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 171)**	**(1 052)**	**(581)**	**39**	**583**	**(26)**	**(40)**	**(101)**	**416**
Costs associated with country exit	—	—	—	(104)	**(104)**	—	—	—	**(104)**
Amortization of acquired intangible assets	—	(15)	(85)	—	**(100)**	—	—	21	**(78)**
Restructuring and associated charges	(9)	(8)	(10)	(2)	**(30)**	—	—	—	**(30)**
Impairment and write-off of assets, net of reversals	2	3	1	—	**5**	—	—	—	**5**
Loss allowance on customer financing loan	—	—	—	—	**—**	—	(29)	—	**(29)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(3)	—	**(3)**
Items affecting comparability	(7)	(20)	(94)	(107)	**(228)**	—	(32)	22	**(239)**
Reported	**(3 179)**	**(1 072)**	**(675)**	**(68)**	**354**	**(26)**	**(72)**	**(79)**	**177**

Net cash and interest-bearing financial investments

EUR million	31 March 2023	31 December 2022	30 September 2022	30 June 2022	31 March 2022
Non-current interest-bearing financial investments	898	697	715	473	493
Current interest-bearing financial investments	2 889	3 080	3 340	3 253	2 685
Cash and cash equivalents	4 827	5 467	5 196	5 457	6 341
Total cash and interest-bearing financial investments	8 614	9 244	9 251	9 183	9 519
Long-term interest-bearing liabilities[1]	3 704	4 249	4 364	4 424	4 489
Short-term interest-bearing liabilities[1]	606	228	232	213	126
Total interest-bearing liabilities	4 310	4 477	4 596	4 637	4 615
Net cash and interest-bearing financial investments	**4 304**	**4 767**	**4 655**	**4 546**	**4 904**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q1'23	Q1'22
Net cash flows from operating activities	83	559
Purchase of property, plant and equipment and intangible assets	(232)	(189)
Proceeds from sale of property, plant and equipment and intangible assets	14	1
Purchase of other non-current financial investments	(16)	(58)
Proceeds from sale of other non-current financial investments	4	13
Free cash flow	**(147)**	**326**

20 April 2023

26

Comparable return on invested capital (ROIC)

Q1'23

EUR million	Rolling four quarters	Q1'23	Q4'22	Q3'22	Q2'22
Comparable operating profit	3 006	479	1 154	658	714
Comparable profit before tax	3 005	464	1 194	667	681
Comparable income tax expense	(598)	(122)	(265)	(116)	(95)
Comparable operating profit after tax	**2 411**	**354**	**899**	**544**	**614**

EUR million	Average	31 March 2023	31 December 2022	30 September 2022	30 June 2022	31 March 2022
Total equity	19 941	21 375	21 426	19 797	19 026	18 083
Total interest-bearing liabilities	4 527	4 310	4 477	4 596	4 637	4 615
Total cash and interest-bearing financial investments	9 162	8 614	9 244	9 251	9 183	9 519
Invested capital	**15 306**	**17 071**	**16 659**	**15 143**	**14 480**	**13 179**

Comparable ROIC	**15.8%**

Q4'22

EUR million	Rolling four quarters	Q4'22	Q3'22	Q2'22	Q1'22
Comparable operating profit	3 109	1 154	658	714	583
Comparable profit before tax	3 058	1 194	667	681	516
Comparable income tax expense	(577)	(265)	(116)	(95)	(101)
Comparable operating profit after tax	**2 526**	**899**	**544**	**614**	**469**

EUR million	Average	31 December 2022	30 September 2022	30 June 2022	31 March 2022	31 December 2021
Total equity	19 159	21 426	19 797	19 026	18 083	17 462
Total interest-bearing liabilities	4 596	4 477	4 596	4 637	4 615	4 653
Total cash and interest-bearing financial investments	9 293	9 244	9 251	9 183	9 519	9 268
Invested capital	**14 462**	**16 659**	**15 143**	**14 480**	**13 179**	**12 847**

Comparable ROIC	**17.5%**

Q1'22

EUR million	Rolling four quarters	Q1'22	Q4'21	Q3'21	Q2'21
Comparable operating profit	2 806	583	908	633	682
Comparable profit before tax	2 630	516	891	580	643
Comparable income tax expense	(481)	(101)	(159)	(117)	(104)
Comparable operating profit after tax	**2 293**	**469**	**746**	**505**	**572**

EUR million	Average	31 March 2022	31 December 2021	30 September 2021	30 June 2021	31 March 2021
Total equity	16 009	18 083	17 462	16 392	14 337	13 771
Total interest-bearing liabilities	4 913	4 615	4 653	5 080	5 063	5 153
Total cash and interest-bearing financial investments	9 152	9 519	9 268	9 381	8 751	8 842
Invested capital	**11 770**	**13 179**	**12 847**	**12 091**	**10 649**	**10 082**

Comparable ROIC	**19.5%**

20 April 2023 27

This financial report was approved by the Board of Directors on 20 April 2023. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its second quarter and half year 2023 results on 20 July 2023. • Nokia plans to publish its third quarter and January-September 2023 results on 19 October 2023. 20 April 2023 28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2023	Nokia Corporation

By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Chief Legal Officer